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                                                               EXHIBIT 99.(a)(5)
                               SUPPLEMENT TO THE
                           OFFER TO PURCHASE FOR CASH
               UP TO 9,000 UNITS OF LIMITED PARTNERSHIP INTEREST
                                       of
                           PROMETHEUS INCOME PARTNERS
                                       at
               $475 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST
                                       by
                        PROM INVESTMENT PARTNERS L.L.C.

  THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 26, 1996, UNLESS EXTENDED.

         The Purchaser hereby supplements and amends its offer to purchase up to 9,000 Units of Prometheus Income Partners, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 1996, this Supplement and the related Letter of Transmittal, as each may be amended from time to time. Capitalized terms used but not otherwise defined in this Supplement shall have the meanings ascribed to them in the Offer to Purchase.


                                  INTRODUCTION

         The "Introduction" to the Offer to Purchase is hereby supplemented and amended as follows:

         The Purchaser hereby amends the Offer to increase the Purchase Price to $475 per Unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after October 18, 1996 and the date of payment of the purchase price for the Units by the Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be supplemented or amended from time to time.

         The Purchaser hereby further amends the Offer to eliminate the condition that a minimum of 4,750 Units be tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition").

         In considering the Offer, Limited Partners are urged to consider the following additional factors:

         o The Partnership has reported in its Schedule 14D-9 filed with the Commission on November 4, 1996 (the "Schedule 14D-9") that E&Y Kenneth Leventhal Real Estate Group (Ernst & Young LLP) ("EYKL") has orally advised the Special Committee of the Board of Directors (the "Special Committee") of the General Partner that, based on the factors described in the Schedule 14D-9, the aggregate market value of the Properties is approximately $44.2 million and the market value of a Unit is $683. However, it should be noted that EYKL did not render an opinion on the adequacy, from a financial point of view, of the Offer.

         o   By an Offer to Purchase dated November 8, 1996, PIP
             Partners-General LLC ("PIP"), an affiliate of the General Partner and Sanford N. Diller, commenced a tender offer for up to 9,000 Units at a price of $450 per Unit (the "Affiliated Tender Offer").

         o PIP has reported in its Offer to Purchase that the Partnership will reimburse PIP for all its legal, accounting, printing, filing, copying, mailing, solicitation and all other costs, fees and expenses incurred in connection with the Affiliated Tender Offer. This is the case even though PIP, not the Partnership, will profit from the Affiliated Tender Offer.

         o The Affiliated Tender Offer materials report that the source of the cash amounts needed to pay for the Units sought pursuant to the Affiliated Tender Offer would be a contribution of funds from Sanford N. Diller or an entity controlled by Mr. Diller, and the source of that capital will be a loan from the Bank of America, unless Mr. Diller utilizes other sources. Although PIP discloses the existence of certain letters from Bank of America indicating that the bank believes it could issue a line of credit to Mr. Diller substantially in excess of the amount required to consummate the Affiliated Tender Offer,





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             no commitments for such line of credit from Bank of America have been obtained. Based on these disclosures, the Purchaser believes that, and you should consider whether, PIP's ability to close the Affiliated Tender may depend on Mr. Diller's ability to obtain this line of credit.

                        ________________________________

THIS OFFER REPRESENTS AN INCREASE OF $25 PER UNIT OVER THE $450 PER UNIT BEING OFFERED BY PIP PURSUANT TO THE AFFILIATED TENDER OFFER.

                        ________________________________

FOR THE CONVENIENCE OF LIMITED PARTNERS DESIRING TO WITHDRAW FROM THE AFFILIATED TENDER OFFER AND ACCEPT THE $475 PER UNIT OFFERED HEREBY, A FORM OF "NOTICE OF WITHDRAWAL" IS ENCLOSED WHICH, IF PROPERLY DELIVERED TO IBJ SCHRODER BANK & TRUST COMPANY, DEPOSITARY AGENT FOR THE AFFILIATED TENDER OFFER, WILL ENABLE LIMITED PARTNERS TO WITHDRAW UNITS TENDERED PURSUANT TO THE AFFILIATED TENDER OFFER.
                        ________________________________


                                THE TENDER OFFER

         SECTION 1.  TERMS OF THE OFFER.

         Section 1 of the Offer to Purchase is hereby supplemented and amended as follows:

         The term "Expiration Date" shall mean 12:00 midnight, New York City time, on November 26, 1996, unless the Purchaser, in its sole discretion, shall have further extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

         SECTION 7.  EFFECTS OF THE OFFER.

         Section 7 of the Offer to Purchase is hereby supplemented and amended.

         The following is added to the section titled "Effect on Trading; Registration Under 12(g) of Exchange Act":

         According to the Affiliated Tender Offer materials, the most recent data reported by Partnership Profiles, Inc. (an independent third party source which reports sale information) indicates that 64 Units traded in the period from August 1, 1996 through September 30, 1996 at per Unit prices between $308.97 and $406.30, with a weighted average price of $334.72 per Unit.

         The following is inserted at the end of Section 7:

         EFFECT ON PARTNERSHIP LOANS. Each of the Properties is subject to a Loan Agreement and a Deed of Trust, Security Agreement and Fixture filing with Assignment of Rents (collectively the "Loan Documents") in connection with certain debt incurred by the Partnership as part of the development of the Properties. Such Loan Documents contain a limit on the sale, transfer or other disposition, in the aggregate, of fifty percent (50%) or more of any interest in the Partnership unless consent or waiver of the lender is obtained. A violation of such provision would allow the lender thereunder to, among other things, accelerate the payment of all principal and interest and charge the Partnership a prepayment fee. The consummation of either of the Offer or the Affiliated Tender Offer, when combined with previous sales, transfers or other dispositions of Units, may result in a violation of such limitation and allow such lender to accelerate such loans unless consent or waiver of the lender is obtained.





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         SECTION 9.  CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

         Section 9 of the Offer to Purchase is hereby supplemented and amended to include the following, which information was reported in the Schedule 14D-9:

             HARDBOARD SIDING PROBLEM. The Properties, which together comprise 358 apartment units, were constructed with hardboard siding. The Partnership has learned that hardboard siding of the same type as that used at the Properties is failing to perform as expected in a number of projects (including other properties owned by partnerships affiliated with the Partnership) in various parts of the United States, including in a 370 unit apartment project that is managed by Prom Management Group, Inc., a California corporation, dba Maxim Property Management (the majority of which is beneficially owned by Mr. Diller) ("Maxim"), and where the hardboard siding is the same as that which was used at the Properties. The 370 unit project is located in the same county as the Properties and is subject to the same general climate conditions.

             According to the Form 10-Q, a wood technology expert was retained by Maxim to test the performance of the hardboard siding at several properties managed by Maxim, including the Properties. On November 1, 1996, this expert reportedly presented a preliminary verbal report to Maxim which indicated that the physical characteristics of the hardboard siding at the Properties had deteriorated dramatically since the construction of the Properties. The expert indicated that this deterioration is in stark contrast to the performance of real wood.

             In early September 1996, a structural engineer retained on behalf of Maxim to investigate the hardboard siding at several properties including the Properties reported that his preliminary findings indicate damage which on the surface does not currently appear to be major. However, such engineer has recommended destructive testing in view of the deterioration, since there could be significant problems which are not evident from the tests conducted to date. Maxim is in the process of obtaining proposals to conduct such destructive testing. In the 370 unit project referred to above, when the first evidence of deterioration was discovered the problem also did not appear to be major. The Partnership reports that the problem has deteriorated rapidly, however, and is currently believed to involve structural and other damages which, exclusive of attorney's fees and other costs of litigation, the owner's representatives contend exceed $28 million. There is litigation pending against the manufacturer, architect and various subcontractors relating to the 370 unit project; discovery in that litigation has involved reviewing thousands of documents and will require the depositions of numerous experts. Accordingly, the General Partner is concerned about the hardboard siding used on and the extent of damage caused to the Properties. The Properties and the 370 unit apartment project are different, and therefore exact comparisons cannot be made in evaluating the consequences and the resulting damages from the hardboard siding problem. The General Partner has instituted litigation on behalf of the Partnership similar to that pending with regard to the 370 unit project.

             According to Schedule 14D-9, the Special Committee believes that, at the current time, it is not possible to predict what the ultimate impact of the hardboard siding problem will be on the value of the Properties and the Units. However, the Special Committee believes that, properly managed, the hardboard siding problem can be resolved in a reasonable manner which will then allow the Partnership to realize the full value of the Properties.

         SECTION 11.  BACKGROUND OF THE OFFER.

         Section 11 of the Offer to Purchase is hereby supplemented and amended as follows:

         On November 4, 1996, the Partnership commenced an action against the Purchaser and several affiliates in the United States District Court for the Northern District of California. In its complaint, the Partnership alleged certain misstatements by the Purchaser in the Offer and sought to preliminarily and permanently enjoin the Purchaser's Offer to purchase Units. The Purchaser believes the Partnership's action is without merit and will vigorously defend itself. On November 7, 1996, the Purchaser filed motion papers in the United States District Court for the Northern District of California in opposition to the Partnership's motion for a temporary restraining order and for expedited discovery.

         In its Schedule 14D-9, the Partnership disclosed that it had entered into an agreement with PIP pursuant to which: (i) PIP will commence a tender offer for 9,000 Units at a purchase price of $450 per Unit; (ii) the Partnership will pay the expenses associated with disseminating the Affiliated Tender Offer materials; and (iii) the Partnership will reimburse PIP for all of its legal, accounting, printing, filing, copying, mailing, solicitation and all other costs, fees and expenses incurred in connection with the Affiliated Tender Offer. On November 5 and 6, 1996, representatives of the Purchaser and Liquidity Financial telephoned representatives of the Partnership; no such telephone calls were accepted by the Partnership's representatives. On November 6, 1996, counsel for the Purchaser





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contacted counsel for the Partnership for the purpose of exploring a possible settlement that would be satisfactory to all parties. Later that day, counsel for the Partnership telecopied a letter to counsel for the Purchaser stating that no settlement would be negotiated unless (i) Purchaser immediately withdraws the Offer, (ii) the list of Unitholders is returned to the Partnership, and (iii) the Purchaser and its affiliates enter into a standstill agreement for a five year period. On November 8, 1996, PIP commenced the Affiliated Tender Offer at a purchase price of $450 per Unit.

         The Purchaser believes the legal action commenced by the Partnership is mainly an effort to delay the Offer so that its affiliate can seek to purchase Units for its own account. The Purchaser is extremely disturbed that Partnership funds (amounts that might otherwise be distributable to Limited Partners) are being diverted in order to permit Sanford N. Diller, beneficial owner of all of the stock of the General Partner and beneficial owner of all of PIP, an opportunity to personally enrich himself. The Purchaser believes that the General Partner, as a fiduciary, should utilize the Partnership's funds toward enhancing Limited Partner value, not funding the costs associated with the Affiliated Tender Offer.

         SECTION 12.  SOURCE OF FUNDS.

         Section 12 of the Offer to Purchase is hereby amended as follows:

         The Purchaser expects that approximately $4,275,000 (exclusive of fees and expenses) would be required to purchase all of the Units sought pursuant to the Offer, if tendered. The Purchaser presently contemplates that it will obtain all of such funds from capital contributions from its members who have an aggregate net worth substantially in excess of the amount required to purchase the Units. One of the Purchaser's members, Apollo Real Estate Investment Fund II, L.P., has capital commitments from institutional and other investors for aggregate amounts that exceed $500 million. However, the Purchaser may seek to obtain debt financing to facilitate the purchase of Units, but no commitment has been obtained for any such debt financing.

         SECTION 14.  CONDITIONS OF THE OFFER.

         Section 14 of the Offer to Purchase is hereby supplemented and amended as follows:

         The Minimum Condition is hereby waived by the Purchaser and is not a condition to Purchaser's acceptance of Units for payment.


                        Prom Investment Partners L.L.C.

November 12, 1996